SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANNON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

649 SOUTH MILLEDGE AVE., SUITE 6
(No. and Street)

ATHENS	GA	30605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE, COLSON, & COMPANY P.C.
(Name – *if individual, state last, first, middle name*)

1640 POWERS FERRY RD., BLDG 11, ST 300	MARIETTA	GA	30067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, KELLY DIXON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANNON SECURITIES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

2/24/15

Notary Public Exp: 11/11/2018

NOTARY PUBLIC MADISON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANNON SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014

CANNON SECURITIES, INC.

Table of Contents

mc moore colson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Cannon Securities, Inc.
Athens, Georgia

energy.

We have audited the accompanying financial statements of Cannon Securities, Inc. (the "Company"), a Georgia corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cannon Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

insight.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

growth.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cannon Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

p 770.989.0028
f 770.989.0201
1640 powers ferry road
governor's ridge
building 11, suite 300
marietta, ga 30067
www.moorecolson.com

The information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Computation Relating to the Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Schedule III - Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Cannon Securities, Inc.'s financial statements. The supplemental information is the responsibility of Cannon Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2015

CANNON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:	
Cash	$ 178,276
Accounts receivable	138,803
Other	3,832
TOTAL	$ 320,911

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 3,994
Accounts payable - related party	51,932
Commissions payable	69,402
Total current liabilities	125,328
SHAREHOLDERS' EQUITY:	
Common stock	50,000
Additional paid-in capital	20,000
Retained earnings	125,583
Total shareholders' equity	195,583
TOTAL	$ 320,911

See notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES	$ 907,844
OPERATING EXPENSES:	
Commissions	445,734
Shareholders' compensation	51,478
General and administrative expenses	85,605
Professional services	57,266
Occupancy	28,549
Total expenses	668,632
NET INCOME	$ 239,212

See notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDERS' EQUITY
Balances at December 31, 2013	$ 50,000	$ 20,000	$ 128,371	$ 198,371
Net income	-	-	239,212	239,212
Distributions to shareholders	-	-	(242,000)	(242,000)
Balances at December 31, 2014	$ 50,000	$ 20,000	$ 125,583	$ 195,583

See notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 239,212
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	24,845
Other current assets	(606)
Accounts payable	16,977
Commissions payable	(12,422)
NET CASH PROVIDED BY OPERATING ACTIVITIES	268,006
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholders	(302,000)
NET CASH USED BY FINANCING ACTIVITIES	(302,000)
NET DECREASE IN CASH	(33,994)
CASH, BEGINNING OF THE YEAR	212,270
CASH, END OF THE YEAR	$ 178,276

See notes to financial statements and report of independent registered public accounting firm.

CANNON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

Cannon Securities, Inc. ("the Company") was incorporated in the state of Georgia in 2009. The Company is a broker-dealer registered with the Securities Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 2010. The Company operates as an introducing broker, does not hold funds or securities for customers, and does not carry customer accounts.

B. Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

C. Cash

The Company considers deposits in banks and highly liquid investments with original maturities of 90 days or less to be cash. The Company maintains balances in financial institutions that at times may exceed the amounts that are insured by the Federal Deposit Insurance Corporation.

D. Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2014, management has reviewed the status of accounts receivable and determined that an allowance for doubtful accounts is not necessary.

E. Revenue Recognition

The Company's revenue consists of commissions earned on customer balances and investments made. Revenue is recognized as services are provided. Related commissions expense to registered representatives is recognized in the same period in which revenue is recognized.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

F. Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its shareholders. Therefore, no income tax provision has been recorded in the accompanying financial statements.

The Company has not identified any unsubstantiated tax positions that would require provision of a liability under Accounting Standards Codification Topic 740, "Income Taxes." The Company remains subject to U.S. federal, state or local tax examination for the tax years ending after December 31, 2010.

G. Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, which is the date the financial statements were available to be issued.

2. RELATED PARTY TRANSACTIONS

The Company is affiliated with Cannon Financial Strategists, Inc. ("CFS") through common ownership. The Company has an expense sharing agreement with CFS. Expenses related to this agreement totaled approximately $87,400 for the year ended December 31, 2014 and are included in shareholders' compensation, general and administrative and occupancy expenses in the accompanying statement of operations. Of this amount, $25,950 was paid under a lease arrangement involving a shareholder of the Company. Accounts payable related to the expense sharing agreement totaled $7,858 as of December 31, 2014.

At December 31, 2014, $28,896 was due to CFS for expenses incurred on behalf of the Company.

The Company entered into a management agreement with a shareholder in 2011. The shareholder is compensated based upon the aggregate net income of the Company and CFS. Expenses related to this agreement totaled approximately $38,500 for the year ended December 31, 2014 and are included in shareholders' compensation in the accompanying statement of operations. Management fees payable to the shareholder of $15,178 are included in accounts payable - related party at December 31, 2014.

3. CONCENTRATIONS

For the year ended December 31, 2014, substantially all revenues were derived from commissions earned on customer accounts held at two financial institutions. Almost all accounts receivable as of December 31, 2014 was due from these two financial institutions.

For the year ended December 31, 2014, revenues earned from two customers' accounts totaled approximately $363,000 or 40% of the Company's total revenue. Accounts receivable related to these customers totaled approximately $31,000 or 22% of total accounts receivable at December 31, 2014.

4. COMMON STOCK

At December 31, 2014, the Company has 100,000 shares of $-1- par value common stock authorized, with 50,000 shares issued and outstanding.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $122,349, which exceeded the minimum net capital requirement of $8,355 by $113,994. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 1.02 to 1.

SUPPLEMENTARY INFORMATION

CANNON SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:	
Total shareholders' equity	$ 195,583
Deduct non-allowable assets:	
Accounts receivable	69,402
Other current assets	3,832
Net capital	$ 122,349
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 55,926
Commissions payable	69,402
Total aggregate indebtedness	$ 125,328
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT:	
Net capital	$ 122,349
Minimum net capital to be maintained (greater of $5,000 or 6⅔% of total aggregate indebtedness)	8,355
Net capital in excess of requirement	$ 113,994

Schedule of Reconciliation of Net Capital per unaudited FOCUS Report with Audit Report:

Pursuant to Rule 17a-5(d)(2), there are no material differences between net capital as reported in Form X-17A-5 and net capital as computed above; therefore, a reconciliation is not considered necessary.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

CANNON SECURITIES, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (exemption)
AS OF DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying report of independent registered public accounting firm.

TMC moore colson

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Cannon Securities, Inc.
Athens, Georgia

energy.

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

insight.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

growth.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2015

p 770.989.0028

f 770.989.0201

1640 powers ferry road

governor's ridge

building 11, suite 300

marietta, ga 30067

www.moorecolson.com

Cannon Securities, Inc.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 24, 2015

Moore Colson
1640 Powers Ferry Road
Building 11, Suite 300
Marietta, GA 30067

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Cannon Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph (k)(1) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:

Name: Kelly Dixon

Title: Chief Compliance Officer

CANNON SECURITIES, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

FOR THE YEAR ENDED DECEMBER 31, 2014

MC moore colson

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders
Cannon Securities, Inc.
Athens, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cannon Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cannon Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Cannon Securities, Inc.'s management is responsible for the Cannon Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences; there were no payments during the year ended December 31, 2014 (See 5 below);

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences; there were no adjustments for the year ended December 31, 2014;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

energy.

insight.

growth.

p 770.989.0028

f 770.989.0201

1640 powers ferry road

governor's ridge

building 11, suite 300

marietta, ga 30067

www.moorecolson.com

To the Shareholders
Cannon Securities, Inc.
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068437
CANNON SECURITIES, INC.
649 SOUTH MILLEDGE AVE.
SUITE 6
ATHENS, GA 30605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CANNON SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 12th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2014 and ending DEC 31, 2014
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $907,843

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 907,843

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 0

Total deductions — 907,843

2d. SIPC Net Operating Revenues — $0

2e. General Assessment @ .0025 — $0

(to page 1, line 2.A.)